Registration Statement No. 333-216214
Filed Pursuant to Rule 433
Supplementing the Preliminary
Prospectus Supplement
Dated November 28, 2017
(To Prospectus dated February 24, 2017)

Physicians Realty L.P.
Fully and unconditionally guaranteed by
Physicians Realty Trust
$350,000,000 3.950% Senior Notes due 2028

Issuer:	Physicians Realty L.P. (the “Operating Partnership”)
Guarantor:	Physicians Realty Trust
Aggregate Principal Amount:	$350,000,000
Expected Ratings* (Moody’s/S&P):	Baa3/BBB-
Trade Date:	November 28, 2017
Settlement Date:	December 1, 2017 (T+3)
Final Maturity Date:	January 15, 2028
Public Offering Price:	99.779%
Yield to Maturity:	3.976%
Coupon:	3.950%
Benchmark Treasury:	UST 2.250% due November 15, 2027
Benchmark Treasury Price / Yield:	99-10+ / 2.326%
Spread to Benchmark Treasury:	T+165 bps
Interest Payment Dates:	January 15 and July 15 of each year, commencing July 15, 2018
Record Dates:	January 1 and July 1 of each year
CUSIP / ISIN:	71951Q AB8 / US71951QAB86

Optional Redemption:
The Operating Partnership may, at its option, redeem the notes, in whole at any time or in part from time to time, in each case prior to October 15, 2027 (three months prior to the stated maturity date of the notes), for cash, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal of, and interest on the notes to be redeemed, exclusive of unpaid interest, if any, accrued to, but not including, the redemption date, that would be due after the related redemption date but for such redemption, discounted to such redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 25 basis points, plus, in each case unpaid interest, if any, accrued to, but not including, such redemption date.
At any time on or after October 15, 2027 (three months prior to the stated maturity date of the notes), the Operating Partnership may, at its option, redeem the notes, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus unpaid interest, if any, accrued to, but not including, the related redemption date.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Credit Agricole Securities (USA) Inc. Jefferies LLC

Co-Managers:
BMO Capital Markets Corp.
KeyBanc Capital Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBC Capital Markets, LLC
Regions Securities LLC
The Huntington Investment Company
Morgan Stanley & Co. LLC
Stifel, Nicolaus & Company, Incorporated

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Physicians Realty Trust and the Operating Partnership have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Physicians Realty Trust and the Operating Partnership have filed with the SEC, including the prospectus supplement, for more complete information about Physicians Realty Trust, the Operating Partnership and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Physicians Realty Trust, the Operating Partnership, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Credit Agricole Securities (USA) Inc. at (866) 807-6030 or Jefferies LLC at (877) 877-0696.